Mr Kevin J. Kuhar

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Amsterdam, July 11, 2016

Your reference: File No. 001-05146-01

Subject:	Response to your comments on the Koninklijke Philips N.V. Form 20-F for the Fiscal Year Ended December 31, 2015 filed February 23, 2016

Dear Mr Kuhar

Thank you for your letter dated June 24, 2016, setting forth your comments regarding the Form 20-F for the Fiscal Year Ended December 31, 2015, filed February 23, 2016 (the “Form 20-F”) of Koninklijke Philips N.V. (“Philips”).

To facilitate your consideration of Philips’ response, we have included below your comments and have provided Philips’ response immediately following.

Philips acknowledges that (i) Philips is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Philips may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In our response, we have proposed to amend the wording of certain disclosures in our future filings. We are doing that to respond to the comment and not because we believe our prior filings are deficient or inaccurate. Accordingly, any changes in subsequent filings should not be viewed as an admission that prior disclosures were in any way deficient or inaccurate.

We hope that your comments are sufficiently addressed below. However, should you have any further questions or require further clarification, please do not hesitate to contact Delwin Witthöft, the Group Chief Accountant, at telephone +31 655210260.

Yours faithfully

/s/ Abhijit Bhattacharya

A. Bhattacharya

Executive Vice President and Chief Financial Officer

1.	You present and discuss non-GAAP measures, including comparable basis sales, adjusted IFO, free cash flow and net operating capital, without also presenting the related GAAP measure with equal or greater prominence, as required by Item 10(e)(1)(i)(A) of Regulation S-K. Within the Key Data table on page 34 you present non-GAAP adjusted IFO before GAAP income from operations. Your presentations appear to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing.

Philips response

We note your comments relating to the presentation of non-GAAP measures in light of the updated Compliance and Disclosure Interpretations providing more guidance in this regard which were issued on May 17, 2016. We will carefully review the revised guidance in preparing future filings.

2.	In addition, we note your use of the term IFO throughout this section instead of income from operations. Please revise your discussions in future filings to use GAAP titles that are consistent with those used on your statements of income and your other primary financial statements.

Philips response

We confirm that IFO stands for ‘Income from operations’ in conformity with the line item ‘Income from operations’ in the Consolidated statements of income. We note that the IFO was explained on a number of pages in the Form 20-F (pages 131, 250, 253 and 256). Unfortunately, the definition of the abbreviation IFO was inadvertently not included in Chapter 18, Definitions and abbreviations, in our Form 20-F on page 235, nor did we type out ‘Income from operations’ in full. In future filings, we will type out ‘Income from operations’ in full to be consistent with the statement of income and also include a reference within the ‘Definitions and abbreviations’ section.

3.	We note that on January 22, 2016, Philips and GO Scale Capital terminated the agreement pursuant to which the consortium led by GO Scale Capital would have acquired an 80.1% interest in the combined businesses of Lumileds and Automotive. In addition, we note the financial information included in your Form 6-K dated April 25, 2016. Please explain to us your conclusion that to continue presenting the combined Lumileds and Automotive businesses as discontinued operations is consistent with the guidance in IFRS 5.

Philips’ response

Background facts

In June 2014 Philips announced the combination of its Lumileds (LED components) and Automotive lighting businesses into a stand-alone company within Philips (‘Lumileds’), and that it would explore strategic options to attract capital from third party investors for the combined business. On January 27, 2015, Philips reported restated Group financials (Q4 2014) to show the results of Lumileds as discontinued operations. Philips at that time was in discussion with prospective external investors for Lumileds and expected to complete a transaction relating to Lumileds in the first half of 2015. On March 31, 2015, Philips announced an agreement to sell a majority interest in Lumileds to a consortium led by GO Scale Capital.

On October 26, 2015, Philips announced that the Committee on Foreign Investment in the United States (‘CFIUS’) had expressed certain concerns about the GO Scale Capital transaction that Philips had not foreseen. On January 22, 2016, Philips announced that the transaction was terminated. Prior to that date, Philips and GO Scale Capital had made extensive efforts to mitigate the concerns of CFIUS. As was also publically reported, Philips was continuing to engage with other parties regarding a sale of the Lumileds business.

Classification of discontinued operations under IFRS 5

Under IFRS, for a non-current asset (or disposal group) to classify as held for sale, the asset (or disposal group) must be available for immediate sale and its sale must be highly probable (IFRS 5 para 6 and 7). IFRS 5 para 8 provides guidance on the requirements for a sale to be highly probable, including the requirement of a completed sale expected within one year from the date of classification.

Pursuant to IFRS 5 para 9, events or circumstances may extend the period to complete the sale beyond a year and thus allow continued classification as an asset held for sale. An extension of the period required to complete a sale does not preclude an asset (or disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the reporting entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset (or disposal group). This will be the case if the criteria in one of the events or circumstances under IFRS 5 Appendix B1 (a), (b) or (c) are met.

Pursuant to IFRS 5 Appendix B1(c) an exception to the one-year requirement in IFRS 5 para 8 shall apply, if during the initial one-year period circumstances arise that were previously considered unlikely and, as a result, a non-current asset (or disposal group) previously classified as held for sale is not sold by the end of that period, and:

(i)	during the initial one-year period the entity took action necessary to respond to the change in circumstances;

(ii)	the non-current asset (or disposal group) is being actively marketed at a price that is reasonable given the circumstances; and

(iii)	the criteria in IFRS 5 para 7 and 8 are met.

Classification of Lumileds as a discontinued operation in the financial statements

When issuing its 2015 Form 20-F, and subsequently its quarterly results for the quarter ended March 31, 2016, Philips considered the relevant guidance provided by, in particular, IFRS 5 para 9, on extension of the period required to complete a sale as the held for sale/discontinued operations classification of Lumileds extended beyond the one year period due to the CFIUS concerns.

In respect of this one year requirement, it should first be noted that the CFIUS concerns regarding the contemplated sale to GO Scale Capital (which ultimately led to the termination of that transaction) were beyond Philips’ control and were previously considered unlikely, and in fact not foreseen at all by Philips and GO Scale Capital. CFIUS itself indicated that Philips could not have foreseen the relevant issues which according to CFIUS, raised US national security concerns. The exact nature and scope of those issues were never made public by CFIUS because of confidentiality reasons. Philips had not anticipated CFIUS concerns to be a likely significant development, because it viewed Lumileds as a purely commercial business that develops, produces, and sells basic lighting components to entirely commercial customers. Indeed, its technology and products are so basic that the US Department of Commerce assigns them to its lowest export classification such that they can be transferred virtually anywhere in the world.

After the CFIUS concerns became apparent to Philips, Philips and GO Scale Capital worked intensively to address the concerns in a way that would enable the parties to proceed with the transaction with the approval of the US authorities. To this end, a number of mitigation measures were investigated, negotiated with GO Scale Capital and discussed with CFIUS. Despite these efforts, the parties concluded that no realistic option remained other than to terminate the transaction with GO Scale Capital as announced on January 22, 2016.

Secondly, Philips noted that it remained committed to its plan to sell Lumileds. Philips has been actively exploring alternative transactions to sell Lumileds and has been engaging with other parties towards such objective. After it became publicly known (on October 26, 2015) that Philips was facing issues with the completion of the GO Scale Capital transaction, other parties that were previously engaged in the private sale process (initiated after the June 2014 announcement) indicated that they continued to be interested in acquiring the Lumileds business. Philips started to reconsider potential transactions with these buyers, which included inter alia intensifying conversations to explore a private sale transaction. Philips continued the original sale process for Lumileds throughout; the scope of the assets held for sale remained the same and the original data room was updated with latest financial and other information. In 2016, after the announcement of the termination of the GO Scale Capital transaction, these steps to find an alternative buyer were intensified, including further management presentations to the interested parties. As of today, Philips is in continuing discussions with potential buyers with the aim to reach an agreement in the coming months.

Further to IFRS 5 para 9, the delay of the sale of Lumileds beyond the one year period due to CFIUS’ concerns meets the criteria set forth in IFRS 5 Appendix B1 para (c):

•	During the initial one-year period the entity took action necessary to respond to the change in circumstances: As described above, Philips and its representatives responded to and had frequent discussions with CFIUS representatives in an attempt to address its concerns.

•	The non-current asset (or disposal group) is being actively marketed at a price that is reasonable given the circumstances: As explained above, Philips has also actively engaged with other parties that expressed an interest in the Lumileds business. Nothing has changed regarding the fundamental strategic rationale for Philips to divest Lumileds (Lumileds is directly held by Philips, which also reflects that it does no longer fit the strategy of Philips Lighting which was recently separately listed through an initial public offering on the Euronext stock exchange in Amsterdam), and management continues its efforts to divest Lumileds. Lumileds was and still is being actively marketed at a price that is reasonable, given the change in circumstances.

•	The criteria in IFRS 5 para 7 and 8 are met: The criteria in IFRS 5 para 7 and 8 were assessed as a result of the new circumstances as mentioned above, and it was concluded that these criteria were met. Pursuant to IFRS 5 para 7, Lumileds is available for immediate sale, as the disentanglement from Philips has been substantially completed, with the final steps ready to be executed at any time on completion of the sale.

Furthermore, the sale of Lumileds remained highly probable, because:

•	Philips management continued their efforts to divest Lumileds by means of seeking a solution to the CFIUS concerns together with GO Scale Capital before it became evident that these concerns could not be mitigated in respect of that purchaser, and by ongoing negotiations with other potential investors (as detailed above);

•	Potential investors indicated their interest to acquire Lumileds and that they would need a relatively short period to update their bid to reflect the latest financial developments at Lumileds and perform the required due diligence. From that perspective, a sale remained highly probably;

•	Lumileds was actively marketed for sale at a price that is reasonable in relation to its current value; and

•	It was unlikely that the plan to sell Lumileds would be significantly changed or withdrawn due to the non-core nature of this business to Philips after the separate listing of Philips Lighting.

In view of the above, Philips management concluded that the IFRS 5 criteria to classify Lumileds as held for sale/discontinued operations were met at December 31, 2015 and continued to be met at March 31, 2016.